Exhibit 99.1

Vertical Aerospace Selects Evolito as Electric Propulsion Unit Partner for Valo

•	Evolito to supply electric propulsion units for Valo, Vertical’s commercial aircraft
•	Companies to jointly certify the electric engines with UK CAA and EASA
•	Evolito joins Honeywell, Syensqo and Aciturri as key suppliers, strengthening Valo’s path to commercialization

London, UK & New York, USA – 5/02/2026 – Vertical Aerospace (“Vertical” or “Company”) [NYSE:EVTL], a global aerospace and technology company that is pioneering electric aviation, today announced a new long-term partnership with Evolito, a leader in high-performance electric propulsion systems, to supply electric propulsion units (“EPUs”) - electric engines - that will power Valo, Vertical’s commercial eVTOL aircraft.

Under the agreement, Evolito will provide its unique EPU architecture, lightweight, efficient electric motors and high-integrity DAL-A power electronics, integrated into a single electric engine, providing the extended range, high performance and built-in redundancy required for Valo’s entry into commercial service. These are critical requirements for Valo’s certification to equivalent safety standards as large commercial airliners, targeted in 2028.

As part of the partnership, Vertical and Evolito plan to jointly certify the EPUs with the UK Civil Aviation Authority (CAA), with concurrent validation with the European Union Aviation Safety Agency (EASA), which is expected to be followed by global regulator validation. Evolito holds CAA Design Organisation Approval – a prerequisite for UK type certification and commercial operations.

Vertical is also developing a hybrid-electric variant offering greater range and mission flexibility to meet the evolving needs of the Advanced Air Mobility market, with Evolito’s EPUs integrated into the platform. The hybrid-electric variant is scheduled to begin flight testing in mid-2026.

David King, Chief Engineer, Vertical Aerospace: “Vertical’s approach to Valo is grounded in rigorous engineering and certification discipline. Our collaboration is centred on delivering a propulsion system that provides the performance, redundancy and reliability required for airliner-level safety standards, while remaining practical for commercial operations. It’s a partnership built around getting the fundamentals right.”

Chris Harris, CEO of Evolito, added: "We’re thrilled to be working with Vertical Aerospace, a company that shares our vision for a cleaner, more connected future. Our engines are designed to meet the rigorous demands of aerospace, and we’re excited to contribute to the success of Vertical’s aircraft with propulsion systems that deliver unmatched performance and efficiency."

Dave Shilliday, Vice President & General Manager, Advanced Air Mobility, Honeywell Aerospace: “Vertical is taking a rigorous, certification-led approach to electric aviation, and we’re proud to support that journey. Valo reflects the kind of disciplined engineering and long-term thinking required to bring electric flight into real-world service, and we will continue to work closely with the Vertical team and their partners as the programme progresses toward certification.”

Strengthening the UK’s AAM ecosystem

This partnership supports the UK Government’s ambition to lead in aerospace innovation, backed by £2.3 billion of funding over the next decade through the Aerospace Technology Institute (ATI) to accelerate the development of cleaner, more efficient aircraft. ATI support has played a key role in advancing the EPUs and aircraft technologies underpinning this collaboration.

Chris McDonald, Industry Minister, said: “This is a welcome win for Britain’s world-class aerospace sector, which will help us stay at the cutting edge of innovation and continue leading the way on zero emission flight.

“We’re backing companies like Vertical and Evolito with support through our modern Industrial Strategy and the Aerospace Technology Institute, while the CAA’s world-leading regulation is helping the industry soar and create good jobs right across the country.”

Evolito was spun out of YASA in 2021 to commercialise next-generation electric motor technology for the rapidly growing aerospace market. YASA is a world-leading pioneer of axial-flux electric motors and was acquired by Mercedes-Benz in July 2021. Evolito’s engineering team brings deep aerospace expertise, and its technology has been chosen for Electra’s hybrid-electric aircraft programme.

This announcement follows Vertical’s recent appointment of Richard Moore as Vice President of Powertrain, as the company advances toward certification, industrialization and manufacturing readiness.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion system.

About Evolito

Evolito is leading electric propulsion and power generation for aerospace with light weight, compact electric motors and DAL A integrated systems with planned certification and scalable production. Evolito’s electric engines are suitable for both VTOL and fixed-wing applications with unmatched power density, efficiency, and safety. The privately held company is based in Oxford. Evolito’s investors include B-Flexion, Oxford Science Enterprises (OSE) and HostPlus.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding regarding a long-term partnership with Evolito for electronic propulsion units, including expected ability to certify the electronic propulsion units for the production version of Valo, Evolito’s supply and obligations under the partnership agreement, the efficiencies, reliability and expertise expected, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.